Memorandum

July 22, 2014

To	From	CC
Michael R. Clampitt Erin Purnell (Securities and Exchange Commission)	Corey R. Chivers (Weil, Gotshal & Manges LLP)	Richard J. Sandler (Davis, Polk & Wardwell LLP) David S. Lefkowitz (Weil, Gotshal & Manges LLP)

Re Synchrony Financial — Form S-1 (No. 333-197244) – Responses to Staff Positions

Dear Michael and Erin,

As discussed, we are providing the following written responses to the positions taken by the Staff in connection with Synchrony Financial’s proposed debt offering.

Rule 430A Pricing Information

We are seeking to omit certain information from the form of prospectus filed as part of the debt registration statement on Form S-1 that is declared effective, namely the specific maturity dates and amounts of each series of senior unsecured notes offered, which we believe may be omitted from the prospectus in accordance with Rule 430A. However, you have advised us that an internal Staff memorandum from 1987 takes the position that this type of information may not be omitted pursuant to Rule 430A.

We respectfully request that the Staff reconsider the position taken in 1987, either generally or on an ad hoc basis for cases such as this. Although we understand that the Staff’s position was taken concurrently with the adoption of Rule 430A, we believe that this position:

•	is not mandated by Rule 430A,

•	is inconsistent with the purpose of the rule,

•	does not reflect market practices that have developed over the 27 years since the position was taken,

•	is not necessary for the protection of investors, and

•	discourages SEC registration.

Weil, Gotshal & Manges LLP

Rule 430A provides that the form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to, among other things, “the public offering price … and other items dependent upon the offering price”.

In our case, in the red herring prospectus included in a pre-effective amendment to Form S-1 and used to market the debt securities, we would propose to disclose the aggregate principal amount of senior unsecured notes being offered ($3 billion) and information indicating a potential multi-tranche offering of classes of fixed-rate securities with one class of floating-rate securities.

We would propose to omit the interest rates, specific maturity of each tranche and the size of each tranche in order to permit these pricing and pricing-related items to be determined based on market demand at the time of the pricing of the offering. At pricing, we would provide to investors, prior to their making an investment decision, all pricing information, including the size and maturity of each tranche, and the applicable interest rate for each tranche, through a free writing prospectus.

In support of our position we offer the following arguments:

•	In large, multi-tranche debt offerings such as this, the tranche size, the maturity and the interest rate are key interrelated and interdependent pricing terms, and as such this information should be able to be omitted from the prospectus under Rule 430A.

Following the commencement of marketing in large, multi-tranche debt offerings such as this, the underwriters, based on investor feedback and market demand, will plot indications of investor interest along a “yield curve” which assesses the varying levels of investor demand at different interest rates and at different maturities. At pricing, based on market demand, the underwriters and the issuer will set the terms of the individual tranches by fixing these same variables (tranche size, maturity and interest rate) in order to place the total amount of securities offered (in our case $3 billion) in a way that the issuer views as most beneficial.

Rule 430A states that the form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to, among other things, “the public offering price … and other items dependent upon the offering price”. As the introduction to the Rule 430A adopting release makes clear, this language was intended to capture “pricing information” and “price-related information.” See Release No. 33-6714 (May 27, 1987) (the “1987 Release”) (“The Commission is adopting . . . the new Rule 430A . . . to eliminate the need for pre-effective amendments to most registration statements filed solely to provide pricing information [and] price-related information . . ..”).

In a debt offering, it is clearly established that the language “the public offering price . . . and other items dependent upon the offering price” is broad enough to encompass interest rates. The 1987 Release states that the rule “permits a registration statement to be declared effective that contains a prospectus that omits information on the public offering price (including interest and dividend rates on the securities being offered)…” (emphasis added).

In the case of large, multi-tranche offerings such as this, not only is the interest rate a key pricing component, but the tranche size and maturity are also key interrelated and interdependent pricing components, which are considered together in determining the “public offering price . . . and other items dependent upon the offering price.” Put differently, the level at which the interest rate is set for a particular tranche of securities will be a function of its maturity and size. As a result, each of these components in our view is pricing information that should be able to be omitted under Rule 430A.

You have cited the 1987 Release for the proposition that information concerning the amount of securities to be offered is not information that may be omitted pursuant to Rule 430A. See 1987 Release at footnote 34. We believe that by disclosing the aggregate amount of senior unsecured notes being offered (i.e. $3 billion), we have complied with this requirement. While individual tranche sizes will be based on market demand and determined at pricing (and disclosed to investors prior to their making an investment decision), these individual tranche sizes will in all cases result in a total of $3 billion securities offered as disclosed in prospectus and registered in the registration statement. We recognize that any increase in the amount offered would require either a pre-effective amendment or a post-effective amendment under Rule 462(b).

•	The Staff interpretation is not mandated by the language of, and is inconsistent with the purpose of, Rule 430A.

As an alternative to relying on Rule 430A we have discussed the possibility of filing, in coordination with the Staff, a pre-effective amendment shortly before pricing solely for the purpose of adding the information regarding the tranche size and maturity date that is otherwise omitted. We appreciate the Staff’s willingness to cooperate with the issuer in doing this as an alternative measure.

However, in our view, this serves no useful purpose. It provides no investor benefit because investors will be informed of these pricing terms through the free writing prospectus (which will be provided in any event) and not through the pre-effective registration statement amendment. Further, it introduces execution and timing risk to the transaction, as well as market risk to the issuer, if market conditions change before an underwriting agreement is signed.

In other words, we believe this alternative approach is effectively returning to the old “pricing amendment” approach, which is precisely what Rule 430A was designed to avoid. See 1987 Release (“The Commission is adopting . . . the new Rule 430A . . . to eliminate the need for pre-effective amendments to most registration statements filed solely to provide pricing information [and] price-related information . . .”) (emphasis added).

In short, requiring issuers and underwriters to lock down the amount and maturity of the different tranches before engaging with investors to obtain actual market interest and demand does not make sense, and is not required by the language of Rule 430A.

•	The Staff’s position, insofar as it limits the flexibility of issuers to determine tranche size and maturity at pricing, does not reflect well-established market practice and imposes unnecessary costs and inefficiencies on the capital raising process.

As mentioned above, the ability to determine tranche size, maturity and interest rate at the time of pricing provides the issuer the flexibility to set the terms based on market demand. To fix the size and number of tranches and maturity of each tranche in advance of determining actual investor interest unnecessarily restricts the issuer’s and underwriters’ ability to execute the offering and impair the company’s ability to raise capital in an optimal manner. It is also disadvantages investors by restricting their ability to purchase securities with maturities or in the amounts corresponding to investor demand.

For this reason, the market practice in large, multi-tranche offerings has evolved to set final tranche size, maturity and interest rate based on market demand and not in advance of measuring it. As result, we believe the Staff’s position imposes a burden on an efficient capital raising process.

•	The Staff’s interpretation is not necessary for the protection of investors.

We do not believe the potential costs and inefficiencies placed on issuers as a result of the Staff’s interpretation of Rule 430A serve any investor-protection purpose for the following reasons:

o	Investors will be informed of the maturities and tranche sizes before they make an investment decision. We will issue and file a free writing prospectus informing investors of the pricing information including the tranche size, maturity and interest rate prior to an investment decision, and investors are well accustomed to being informed of each of these items in this manner. This is the same practice that will be followed to inform investors of the interest rates even in the absence of the interpretation or accommodation we are seeking. Just as this practice is sufficient to communicate the interest rates of each tranche, it is equally sufficient to communicate tranche size and maturity.

o	Offerings of this nature are marketed to an institutional market. We have been advised by underwriters that large, multi-tranche offerings of investment grade securities such as this (with minimum denominations of at least $1,000) are marketed predominantly to institutional investors (which may account for 95% or more of the offering). (We note that in our case the debt securities have an investment grade rating, but we have been advised by underwriters that if the securities were below investment grade the offering would be essentially 100% to institutional investors.) Institutional investors are accustomed to investing in offerings where final tranche size and maturity are determined as pricing terms. Even to the extent a de minimis portion of investors includes retail investors, we do not believe that filing a pre-effective amendment shortly before pricing provides any incremental investor protection not already provided by the furnishing of a free writing prospectus.

o	The key differences between WKSIs and Form S-1 issuers will continue to be respected. While we recognize that the current market practice of determining tranche size, maturity and interest rates at pricing is commonly used by well-known seasoned issuers, or WKSIs, this offering will be marketed to the same institutional investors that will be solicited if the issuer were a WKSI. For purposes of the process by which these institutional investors make their investment decision, it makes no difference to them whether these securities are registered on Form S-1 or Form S-3.

On the other hand, we do not believe that affording the flexibility we are proposing fundamentally liberates Form S-1 issuers to conduct offerings in a manner intended only for WKSIs. Apart from the relatively limited amount of pricing information omitted in response to Rule 430A, the prospectus will be complete and will be included in a registration statement that will be declared effective by the SEC based on timing within the Staff’s control (not automatically effective as in the case of a WKSI). The Staff retains as with any Form S-1 issuer the ability through the review process to ensure that the information is otherwise complete prior to declaring the registration statement effective. These fundamental consequences of being a Form S-1 issuer would not change because of the interpretation or accommodation we are proposing. (If it is helpful to the Staff in accepting our position, we could provide to the Staff the form of free writing prospectus that we anticipate furnishing to investors.)

o	Limited flexibility provides incentive to conduct offering under Rule 144A. We note that issuers such as Synchrony may opt to conduct offerings such as this without SEC review by relying on Rule 144A. Rule 144A provides issuers with the flexibility to conduct the offering in the manner we are contemplating. We believe that the failure to provide the relatively modest flexibility that we believe is permitted by Rule 430A provides an additional incentive for issuers to conduct such offerings without the protections afforded to investors by the SEC registration requirements.

For the reasons stated above, we strongly urge the Staff to permit this offering to be conducted in the manner proposed.

Prospectus Delivery Period Under Rule 174

Separately, we are asking the Staff to confirm our view (or take a no-action position) that pursuant to Rule 174(b), no prospectus delivery requirement by dealers need be complied with.

Before applying the provisions of Rule 174, Section 4(a)(3) would suggest a 40-day prospectus delivery period for dealers. Rule 174(b) provides that: “No prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.”

As you are aware, even though it has always been the intention of the registrant to conduct a debt offering following its IPO (once the registrant is already a reporting company under the Exchange Act), the registrant (following discussions with the Staff) filed a Form S-1 registering the offer and sale of a nominal amount of debt securities ($100 million), largely in order to initiate any formal Staff review so that the review process would not preclude the issuer from meeting its desired timetable. That filing does not contain all the information that will be included in the registration statement filed following the IPO when the offering is conducted.

Following the IPO (when the registrant is a reporting company), we will file an amendment to the registration statement registering the $3 billion principal amount of securities anticipated to be offered and containing the form of prospectus that will be used to conduct the offering.

Rule 174(b) does not say initial registration statement, and we believe that the appropriate registration statement to consider is the registration statement filed that actually contains the form of prospectus to be used for the offering of the securities. We believe that an interpretation that focuses only on the technical initial filing of the registration, rather than the filing actually made to conduct the offer yields unintended consequences such as in this case where, but for uncertainty over Staff review, the issuer might have filed initially once the issuer was a reporting company. Similarly, it would be an unexpected result if the offering were delayed for a period of months and a prospectus delivery requirement were imposed simply because the initial filing (months in advance) occurred before the issuer was an Exchange Act reporting company.

We also note that we could withdraw the Form S-1 for the debt offering; and immediately following the IPO, when we are subject to the reporting requirements of Section 13 of the Exchange Act, we could file a new Form S-1 for the debt offering, in which case Rule 174(b) would clearly be available. We do not believe that such a step should be necessary, although it is available to us.

At the time of the filing of the pre-effective amendment to the Form S-1 that registers the $3 billion of debt securities to be offered and includes the red herring prospectus that will actually be used for the offering of debt securities, Synchrony will be subject to the reporting requirements of the Exchange Act. As such, we believe that, pursuant to Rule 174(b), no prospectus delivery requirement by dealers should be required.

Please contact Corey R. Chivers, Weil, Gotshal & Manges LLP, on 212-310-8893, regarding any questions or comments concerning the foregoing.

CRC